

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
John Limansky
President
Nexus Enterprise Solutions, Inc.
5340 N. Federal Highway, Suite 206
Lighthouse Point, Florida 33064

> **Re:    Nexus Enterprise Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 28, 2013**
> **File No. 333-184832**

Dear Mr. Limansky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 17

1.    We note your response to comment 12 in our letter dated December 7, 2012. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as

a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to in Compliance and Disclosure Interpretation, Securities Act Rules, 612.09, available on our website at www.sec.gov.

2.	We note your response to comment 14 in our letter dated December 7, 2012 including your statement concluding that the only selling security holder who is affiliated with a broker-dealer is David Halabu.  Please revise the introductory paragraph of this section to state as much and disclose, if true, that Mr. Halabu purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, Mr. Halabu had no agreements or understandings directly or indirectly, with any person to distribute the securities. Alternatively, please disclose that Mr. Halabu is an underwriter.  We may have additional comments upon review of your response.

Description of Our Business, page 21

3.	Please revise your disclosure in the last paragraph on page 24 to explain the statement that you are "developing an information exchange marketplace which allows sellers and buyers of leads…to operate in an optimized, transparent, and efficient way to transact deals without the devaluation experienced in today's markets and systems."  In particular, please further describe the terms marketplace and devaluation as used in the statement.

Management's Discussion and Analysis or Plan of Operation, page 28

Results of Operations, page 28

4.	We note your response to comment 24 in our letter dated December 7, 2012, as well as the revisions to your disclosure including the statement in the last paragraph on page 28 that you "have decreased [your] use of consultants by roughly forty percent."   However, we note that your consulting fees as disclosed on page F-13 for the three months ended September 30, 2012 were $82,560 compared to $93,239 for the three months ended September 30, 2011.  We further note that your consulting fees for the nine months ended September 30, 2012 were $853,394 compared to $99,790 for the nine months ended September 30, 2011.  Please revise the disclosure under this heading to explain this apparent discrepancy.

Directors, Executive Officers, Promoters and Persons, page 31

5.	We note your response to comment 27 in our letter dated December 7, 2012 including your conclusion that Mr. Wasserman is not and has never been a promoter or control person of the company.  Please explain this conclusion in terms of the definitions of promoter and control person in Rule 405.

Executive Compensation, page 32

6.      Please update this section to include the required information for your recently completed
        fiscal year ended December 31, 2012.  Please refer to Regulation S-K Compliance and
        Disclosure Question 117.05, available on our website.

Financial Statements, page F-1

7.      Please continue to update the financial statements and related financial information
        included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the
        date of your filing.

Report of Independent Registered Public Accounting Firm, page F-2

8.      We have reviewed the revisions made in response to comment 31 in our letter dated
        December 7, 2012 and note that the audit opinion continues to reference "auditing
        standards" of the PCAOB.  Please have your independent registered public accounting
        firm revise its audit report to state that the audit was conducted in accordance with
        "standards" of the PCAOB rather than with "auditing standards" of the PCAOB.

9.      We note that your audit opinion and financial statements reference Nexus Enterprise
        Solutions, Inc. as "fka MutuaLoan Corporation."  Since you have indicated in your filing
        and response that you are presenting the historical financial statements of Nexus Florida,
        an accounting acquirer without a predecessor, please tell us why you use the "fka
        MutuaLoan Corporation" reference.

10.     Please clarify why the "Common stock issued in reverse merger" line item presents a
        $343,590 decrease to common stock.  Please note that the equity statement should reflect
        recapitalizations as an issuance of shares, representing the number of shares retained by
        the shell company, and a charge to APIC representing the net assets of the shell company.

Note 1 – Nature of Business and Significant Accounting Policies, page F-7

Nature of Business and Business Combination, page F-7

11.     We note your responses to bullet points (b) and (h) of comment 36 in our letter dated
        December 7, 2012 state that Nexus Florida was formed and incorporated on June 6, 2011
        in the state of Florida and has no predecessor.  We further note that at the time of the
        business combination on June 16, 2011, ten days after formation and incorporation, that
        Nexus Florida was an operating company that had contracts with several companies and
        was generating revenue.  Please confirm to us that the contracts and revenues were
        achieved during the ten days after incorporation and before the merger.  If this is not the
        case, please explain.

Revenue Recognition, page F-8

12.     We have reviewed your response to bullet point (b) of comment 37 in our letter dated December 7, 2012.  The top of page 25 states that you are compensated on the buy and sell side of your lead transactions by charging customers a fee for each lead purchased.  Please explain how you are compensated on the buy and sell side of these transactions as it appears that you would only be compensation when you sell a lead.

Stock-based Compensation, page F-8

13.     We have reviewed your response to comment 35 in our letter dated December 7, 2012.  We note that you determine fair value for non-employee equity issuances using the closing price of your common stock and, because there was no trading of your common stock during the periods covered by this report, the fair value of the common stock was estimated based upon the price at which common shares were previously sold to third parties.  Please tell us if and how you considered measuring the fair value of the consideration received rather than the fair value of your common stock since it appears that the fair value of the goods or services you received may be more reliably measurable.  If you believe your common stock is more reliably measurable than the fair value of the goods and services received, please explain why you believe that is the case.  Refer to ASC 505-50-30-2 and 30-6.

Interim Financial Statements, page F-11

Balance Sheet, page F-12

14.     We note that accounts receivable represents approximately 86% of your assets at September 30, 2012.  Considering this significant receivable balance, please demonstrate to us how you determine that your revenues are reasonably assured of collectability and, as a result, meet all revenue recognition criteria.  Please tell us why accounts receivable represent nearly all of your assets and, to the extent you offer extended payment terms, disclose such information in your filing.

15.     Please supplementally provide us with a rollforward of your common shares outstanding from December 31, 2011 through September 30, 2012.  Please ensure all the issuances indicated in footnote 4 are included in the rollfoward and that all material issuances disclosed on pages 17 and 18 are discussed in footnote 4.

Note 4 – Stockholders' Equity, page F-16

16.     Although you state in the second paragraph that you issued an aggregate of 3,700,000 common shares for services valued at $439,810, your statement of cash flows indicates

that common stock issued for services is $539,810.  Please correct this discrepancy or explain the difference to us.

17.     We note at the top of page 18 that you issued 200,000 shares to John Limansky on February 27, 2012 that were granted to him on June 16, 2011.  Please consider adding disclosure indicating that the shares were issued on February 27, 2012.

Item 15. Recent sales of unregistered securities, page F-17

18.     This discussion appears to be incomplete, considering it does not appear to address the issuance of certain securities that are otherwise discussed on pages 17-18.  For example, you mention here the issuance of 385,000 shares of common stock to three noteholders on March 1, 2012 in exchange for $88,500 in debt but on page 17 and 18 you discuss three issuances of shares of common stock that occur on a date other than March 1, 2012 for an aggregate amount of 635,000 shares (to Dave Jennings, Jamie Bayardelle and Brian Tompakov).  Please revise to ensure that your disclosure here is consistent and complete.

19.     We note your response to comment 40 and your indication that all of your recent sales of unregistered securities were made pursuant to Regulation D.  Please state briefly the facts relied upon to make the exemption available, consistent with Item 701(d) of Regulation S-K.  Please also tell us why the registrant has not caused a Notification on Form D to be filed on EDGAR reflecting these issuances.

20.     We note your response to comment 41 in our letter dated December 7, 2012 and your indication that certain issuances of shares do not have a price per share or aggregate amount of cash received by the Company because "those shares were issued for services rendered, not for any type of monetary compensation received by the Company."  For each of your issuances of shares in exchange for services rendered, please revise to indicate the aggregate amount of consideration received by the registrant, which in such circumstances usually constitutes the value of the services rendered, consistent with Item 701(c) of Regulation S-K.

Item 16.  Exhibits, page F-18

21.     We note your response to comments 2 and 16 in our letter dated December 7, 2012, including your statement that exhibit 3.1, the articles of merger, lists your postmerger authorized shares as 500,000,000, as well as the revisions to your exhibit index and the filing of the articles of merger with your amended filing.  Please file as an exhibit with your next amendment the articles of incorporation and bylaws of Mutualoan Corp.  In this regard, we note the statement in paragraph 4 of the Articles of Merger that "the Articles of Incorporation and Bylaws of Mutualoan Corp. shall remain the Articles and Bylaws of the surviving entity."  Additionally, please revise your exhibit index to include

the articles of incorporation and bylaws of Mutualoan Corp.  Please see Item 601(b)(3) of Regulation S-K.

Item 17.  Undertakings, page F-18

22.    We note your response to comment 42 in our letter to you dated December 7, 2012.  Please revise the disclosure to add the undertakings required by Item 512(a)(6) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:    Kenneth Bart, Esq.
       Bart and Associates LLC